UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor
Montevideo, Uruguay, 11100
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

ITEM
1.        Arcos Dorados Holdings Inc. Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
Name: Juan David Bastidas
Title: Chief Legal Counsel

Date: March 12, 2025

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the account or disclosure to which they relate.

Impairment of long-lived assets for markets with impairment indicators

Description of the Matter
As of December 31, 2024, the carrying amount of long-lived assets is thousands of $2,143,663, including Property and equipment, net; Lease right of use asset; and Net intangible assets and goodwill. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $1,067, during 2024.

The Company operates in twenty countries in Latin America and the Caribbean with different economic and political circumstances. As explained in note 3 to the consolidated financial statements, management carries out an impairment assessment on long-lived assets annually, or whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable, that includes identifying the existence of impairment indicators at the country level. When impairment indicators are identified for any given country, an estimate of undiscounted future cash flows is prepared by the Company for each individual restaurant located in that country. The estimation of future cash flows requires management to make assumptions about the future business performance and other key inputs that entail significant judgments by management. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition and consumer and demographic trends.

Auditing this area is especially challenging because the process of estimation of undiscounted future cash flows implies the determination of key assumptions that are complex and highly judgmental. The key assumptions used by management in the impairment calculation include country economic indicators projections of sales, margin growth rates, capital expenditures and useful lives of long-lived assets. These key assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested controls of the impairment calculation process. For example, we identified and tested the operating effectiveness of the Company’s controls around the consistency of the estimation model inputs with the accounting records and the evaluation of the key assumptions made by management.

To test management assessment of impairment of long-lived assets our audit procedures included, among others, testing the macroeconomic variables used by management, such as inflation rates and GDP growth, assessing the consistency between the estimated cash flows in the model and the business plan approved by management, comparing the remaining life of fixed assets with the accounting records and the clerical accuracy of the computations. Additionally, we evaluated the valuation methods used by management, including the key assumptions used in determining the undiscounted future cash flows of each restaurant. We also involved our valuation specialists to assist in evaluating the methodology and the key assumptions used in the future cash flows estimation by management. We also compared forecasts to business plans and previous forecasts of projected cash flows to actual results to assess management estimation process.

We also assessed the related disclosures in note 3 to the consolidated financial statements.

Tax contingencies
Description of the Matter
The Company has operations in Brazil representing 39.6% of the revenues of the group for the year ended December 31, 2024 and maintains a provision for tax contingencies in that country that represents a 73% of the provision for contingencies balance of the group as of December 31, 2024. As described in notes 3 and 18, the Company assesses the likelihood of any adverse judgments in outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position.

Auditing the measurement of tax contingencies related to certain claims and transactions was challenging because their measurement is complex, highly judgmental, and is based on interpretations of tax laws, case-law jurisprudence and requires estimating the future outcome of individual claims.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls around identification of matters, evaluation of tax opinions, and tested management’s review controls over the assumptions made in the estimation of provisions and related disclosures.

To test the tax contingencies provision, our audit procedures included, among others, involving personnel with specialized knowledge to assess the technical merits of the Company’s tax positions; assessing the Company’s correspondence with the relevant tax authorities; evaluating third-party tax opinions obtained by the Company; separately corresponding with certain key external tax and legal advisors of the Company, inspecting the minutes of the meetings of the Audit Committee and Board of Directors; obtaining confirmation letters from the group’s tax director, and evaluating the application of relevant tax law in the Company’s determination of its provision. As part of our evaluation, we have considered historical information to assess the assumptions made by management in relation to the potential outcomes.

We also evaluated the disclosures included in notes 3 and 18 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.A.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited
We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina
March 12, 2025

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2024	2023	2022
Sales by Company-operated restaurants	$4,266,748	$4,137,675	$3,457,491
Revenues from franchised restaurants	203,414	194,203	161,411
Total revenues	4,470,162	4,331,878	3,618,902

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,498,853)	(1,457,720)	(1,227,293)
Payroll and employee benefits	(797,620)	(790,042)	(668,764)
Occupancy and other operating expenses	(1,238,220)	(1,154,334)	(967,690)
Royalty fees	(265,382)	(249,278)	(194,522)
Franchised restaurants – occupancy expenses	(83,665)	(83,359)	(68,028)
General and administrative expenses	(279,859)	(285,000)	(239,263)
Other operating income, net	17,952	1,894	11,080
Total operating costs and expenses	(4,145,647)	(4,017,839)	(3,354,480)
Operating income	324,515	314,039	264,422
Net interest expense and other financing results	(47,238)	(32,275)	(43,750)
Gain (loss) from derivative instruments	941	(13,183)	(10,490)
Foreign currency exchange results	(15,063)	10,774	16,501
Other non-operating expenses, net	(3,873)	(1,238)	(287)
Income before income taxes	259,282	278,117	226,396
Income tax expense, net	(109,903)	(95,702)	(85,476)
Net income	149,379	182,415	140,920
Less: Net income attributable to non-controlling interests	(620)	(1,141)	(577)
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.71	$0.86	$0.67
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.71	0.86	0.67

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars

	2024	2023	2022
Net income	$149,379	$182,415	$140,920

Other comprehensive (loss) income, net of tax:

Foreign currency translation	(111,951)	53,304	16,376
Cash flow hedges:
Net gain (loss) recognized in accumulated other comprehensive loss	33,150	(17,393)	(26,255)
Reclassification of net (gain) loss to consolidated statement of income	(26,904)	15,124	7,669
Cash flow hedges (net of deferred income taxes of $(1,597), $896 and $3,038)	6,246	(2,269)	(18,586)
Securities available for sale:
Unrealized loss on available for sale securities	(552)	(1,780)	(3,624)
Reclassification of net loss to consolidated statement of income	774	1,119	—
Securities available for sale (net of deferred income taxes $99, $577 and $nil).	222	(661)	(3,624)
Total other comprehensive (loss) income	(105,483)	50,374	(5,834)
Comprehensive income	43,896	232,789	135,086
Less: Comprehensive income attributable to non-controlling interests	(540)	(1,136)	(435)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$43,356	$231,653	$134,651

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2024 and 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2024	2023
Current assets
Cash and cash equivalents	$135,064	$196,661
Short-term investments	3,529	50,106
Accounts and notes receivable, net	119,441	147,980
Other receivables	42,469	38,719
Inventories	51,650	52,830
Prepaid expenses and other current assets	115,834	118,982
Derivative instruments	416	—
Total current assets	468,403	605,278
Non-current assets
Miscellaneous	93,581	104,225
Collateral deposits	2,500	2,500
Property and equipment, net	1,127,042	1,119,885
Net intangible assets and goodwill	66,644	70,026
Deferred income taxes	90,287	98,163
Derivative instruments	79,874	46,486
Equity method investments	14,346	18,111
Lease right of use asset	949,977	954,564
Total non-current assets	2,424,251	2,413,960
Total assets	$2,892,654	$3,019,238
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$347,895	$374,986
Royalties payable to McDonald’s Corporation	20,860	21,292
Income taxes payable	39,004	77,722
Other taxes payable	79,462	85,421
Accrued payroll and other liabilities	113,259	142,487
Provision for contingencies	1,199	1,447
Interest payable	7,798	7,447
Short-term debt	60,251	29,533
Current portion of long-term debt	2,624	1,803
Derivative instruments	1,292	6,025
Operating lease liabilities	92,280	93,507
Total current liabilities	765,924	841,670
Non-current liabilities
Accrued payroll and other liabilities	20,928	27,513
Provision for contingencies	29,157	49,172
Long-term debt, excluding current portion	715,974	713,038
Derivative instruments	—	16,733
Deferred income taxes	2,084	1,166
Operating lease liabilities	849,158	853,107
Total non-current liabilities	1,617,301	1,660,729
Total liabilities	$2,383,225	$2,502,399
Equity
Class A shares of common stock	$389,967	$389,907
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,719
Retained earnings	664,390	566,188
Accumulated other comprehensive loss	(668,484)	(563,081)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	508,080	515,281
Non-controlling interests in subsidiaries	1,349	1,558
Total equity	509,429	516,839
Total liabilities and equity	$2,892,654	$3,019,238

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars

	2024	2023	2022
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	177,354	149,268	119,777
(Gain) loss from derivative instruments	(941)	13,183	10,490
Amortization and accrual of letter of credit fees and deferred financing costs	4,869	4,268	5,342
Deferred income taxes	(11,389)	(4,310)	(15,449)
Foreign currency exchange results	9,051	3,162	(6,940)
Accrued net share-based compensation expense	953	14,337	6,089
Impairment of long-lived assets	1,067	2,626	1,171
Write-off of long-lived assets	2,650	8,401	3,143
Gain on sale and exchange of restaurants businesses	(6,550)	(4,008)	(577)
Others, net	1,335	(8,853)	(2,268)
Changes in assets and liabilities:
Accounts payable	24,460	70,003	111,958
Accounts and notes receivable and other receivables	(11,344)	(61,244)	(56,790)
Prepaid expenses and other assets	(28,640)	(40,509)	(27,131)
Inventories	(4,250)	4,827	(6,042)
Income taxes payable	(23,055)	7,755	18,637
Other taxes payable	6,542	25,452	8,874
Accrued payroll, other liabilities and provision for contingencies	(25,670)	17,272	32,873
Royalties payable to McDonald’s Corporation	1,079	(719)	5,457
Others	567	(220)	(3,520)
Net cash provided by operating activities	266,847	381,965	345,437
Investing activities
Property and equipment expenditures	(327,636)	(360,097)	(217,115)
Purchases of restaurant businesses paid at acquisition date	(6,083)	(2,081)	(4,800)
Proceeds from sales of property and equipment, restaurant businesses and related advances	8,210	2,540	2,714
Proceeds from short-term investments	76,114	66,735	—
Acquisitions of short-term investments	(30,000)	(86,719)	(41,083)
Other investing activity	(936)	(727)	635
Net cash used in investing activities	(280,331)	(380,349)	(259,649)
Financing activities
Collection of derivative instruments	331	30,880	—
Payments related to derivative instruments and derivative premiums	(15,274)	(3,296)	—
Issuance of 2029 Notes	—	—	349,969
Open Market Repurchases of 2029 Senior Notes	—	(2,813)	(12,014)
Cash Tender & Open Market Repurchases of 2027 Senior Notes	—	(1,904)	(159,034)
Settlement at maturity, Cash Tender, Partial Redemption & Open Market Repurchases of 2023 Senior Notes	—	(18,224)	(192,380)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(50,557)	(40,022)	(31,587)
Net short-term borrowings	34,168	29,384	359
Payments of other long term debt	(500)	(800)	(8,327)
Other financing activities	(5,330)	(5,028)	(6,964)
Net cash used in financing activities	(37,162)	(11,823)	(59,978)
Effect of exchange rate changes on cash and cash equivalents	(10,951)	(60,069)	(37,703)
Decrease in cash and cash equivalents	(61,597)	(70,276)	(11,893)
Cash and cash equivalents at the beginning of the year	196,661	266,937	278,830
Cash and cash equivalents at the end of the year	$135,064	$196,661	$266,937

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars

	2024	2023	2022
Supplemental cash flow information:
Cash paid during the year for:
Interest	$52,004	$47,510	$56,370
Income tax	120,847	72,766	78,935
Non-cash investing and financing activities:
Exchange of assets	$—	$3,538	$—
Seller financing and others pending of payment	1,622	1,700	320
Settlement of franchise receivables related to purchases of restaurant businesses	1,434	—	496
Receivable related to sales of restaurant businesses	1,140	—	—

See Notes to the Consolidated Financial Statements

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2024, 2023 and 2022
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2021	132,787,384	$388,369	80,000,000	$132,915	$10,101	$316,180	$(607,768)	(2,309,062)	$(19,367)	$220,430	$732	$221,162
Net income for the year	—	—	—	—	—	140,343	—	—	—	140,343	577	140,920
Other comprehensive loss	—	—	—	—	—	—	(5,692)	—	—	(5,692)	(142)	(5,834)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.15 per share)	—	—	—	—	—	(31,587)	—	—	—	(31,587)	—	(31,587)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	116,223	1,024	—	—	(1,024)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	129	—	—	—	—	129	—	129
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Balances at December 31, 2022	132,903,607	$389,393	80,000,000	$132,915	$9,206	$424,936	$(613,460)	(2,309,062)	$(19,367)	$323,623	$804	$324,427
Net income for the year	—	—	—	—	—	181,274	—	—	—	181,274	1,141	182,415
Other comprehensive income	—	—	—	—	—	—	50,379	—	—	50,379	(5)	50,374
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.19 per share)	—	—	—	—	—	(40,022)	—	—	—	(40,022)	—	(40,022)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	60,424	514	—	—	(514)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	27	—	—	—	—	27	—	27
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(382)	(382)
Balances at December 31, 2023	132,964,031	$389,907	80,000,000	$132,915	$8,719	$566,188	$(563,081)	(2,309,062)	$(19,367)	$515,281	$1,558	$516,839
Net income for the year	—	—	—	—	—	148,759	—	—	—	148,759	620	149,379
Other comprehensive loss	—	—	—	—	—		(105,403)	—	—	(105,403)	(80)	(105,483)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,557)	—	—	—	(50,557)	—	(50,557)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	8,088	60	—	—	(60)	—	—	—	—	—	—	—
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(749)	(749)
Balances at December 31, 2024	132,972,119	$389,967	80,000,000	$132,915	$8,659	$664,390	$(668,484)	(2,309,062)	$(19,367)	$508,080	$1,349	$509,429

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements ("MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean ("LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guiana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

Effective from January 1, 2025, the Company entered into two new MFAs with McDonald´s Corporation that replace the prior agreements. The term of the new MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe and Martinique (which are subject to 10 year terms with an option to extend such terms for an additional term of 10 years).

2.    Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

3.    Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity.

In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate for certain services and goods, (iii) approvals required from the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties and dividends. Furthermore, Venezuela has currency restrictions which have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2024.

As of December 31, 2024, Argentina’s and Venezuela’s net nonmonetary asset positions were $179.7 million and $20.6 million, respectively, mainly fixed assets.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Short-term investments

As of December 31, 2024, Short-term investments consist of available for sale securities with an original maturity of more than three months. As of December 31, 2023, Short-term investments consist of time deposits and available for sale securities with an original maturity of more than three months.

Time deposits are measured at cost plus accrued interest. These charges are recognized immediately in earnings, within “Net interest expense and other financing results”. Available for sale securities are measured at fair value. Unrealized results are reported in other comprehensive (loss) income until realized. See Note 22 for additional information.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized at the point of sale. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

During 2023 and 2024, the Company through some subsidiaries, launched a loyalty program in which our customers are awarded with loyalty points when purchases at company-operated and franchised restaurants are completed. Loyalty points can be redeemed for free products.

The company defers revenue associated with the estimated selling price of points earned towards free products as each point is earned and a corresponding liability is established in deferred revenue. This deferral is based on the estimated value of the product for which the reward is expected to be redeemed. This deferral is based on the estimated value of the product for which the reward is expected to be redeemed, net of estimated unredeemed points. Points’ average expiration period is six months.

When a customer redeems an earned reward, we recognize revenue for the redeemed product and reduce the related deferred revenue.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees, debit, credit and delivery vendor receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover the expected credit losses. In judging the adequacy of the allowance for doubtful accounts, the Company follows ASC 326 “Financial Instruments - Credit Losses” considering remote risks of loss by analyzing multiple factors such as historical bad debt experience, the aging of the receivables, the current economic environment and future economic conditions.

Other receivables

As of December 31, 2024, other receivables primarily consist of value-added tax and other tax receivables, related party receivables and insurance claim receivables, amounting to $23,211. As of December 31, 2023, other receivables primarily consist of value-added tax and other tax receivables, related party receivables and insurance claim receivables, amounting to $21,172.

Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed, when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include renewal options; and equipment 3 to 10 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements, letter of credit fees and others.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight-line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant’s cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use asset) for impairment indicators whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

The Company assessed all markets for impairment indicators during the fourth quarter of 2024, 2023 and 2022. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Aruba, Peru, USVI, Venezuela, Colombia and Trinidad and Tobago, for the fiscal years ended December 31, 2024; Aruba, Peru, USVI, Venezuela, Curaçao, Colombia and Trinidad and Tobago, for the fiscal years ended December 31, 2023; Aruba, Peru, USVI, Venezuela and Trinidad and Tobago, for the fiscal years ended December 31, 2022.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income, net on the consolidated statements of income:

Fiscal year	Markets	Total
2024	Trinidad & Tobago, USVI, Colombia, Venezuela and Peru	$1,067
2023	Trinidad & Tobago, Aruba, Colombia, Venezuela and Peru	2,626
2022	Aruba, USVI, Peru and Venezuela	1,171

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis during the fourth quarter, or when an impairment indicator exists. The impairment test compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill.

During the fiscal years 2024, 2023 and 2022 the Company has not recorded any impairment charges for Goodwill.

In assessing the recoverability of the long-lived assets (including Goodwill), the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $184,145, $175,043 and $148,776 in 2024, 2023 and 2022, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $52,761, $51,054 and $44,088 in 2024, 2023 and 2022, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, an uncertain tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

In the ordinary course of business, the Company looks to obtain extended payment terms during the negotiation process with suppliers, which payment terms can vary from 15 days to up to 180 days after the invoice date. In this context, the Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. Independent from the Company, the financial institutions offer suppliers to voluntarily sell their receivables to them in an arrangement separately negotiated by the supplier and the financial institution. This service also allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. The Company’s responsibility is limited to making payment on the original due dates of the invoice negotiated with the supplier, regardless of whether the supplier sells its receivable. The Company is not permitted to remit payment to the financial institution or the supplier on a date later than the original due date of the invoice under any circumstances. The payment terms and purchase price of the original invoice do not change once the supplier elects to participate. Those payment terms vary from 45 days to up to 180 days after the invoice date. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. As a result, the Company does not pay any fee to the financial institutions for purchasing the suppliers' receivables and it does not receive any fee, commission, refund or discount from the financial institutions for the accounts payable services arrangement. The Company retains the right to all early pay discounts offered by suppliers if they do not sell their receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of December 31, 2024 and 2023, the amounts under the accounts payable services arrangement and included in Accounts Payable in the Balance Sheet are $14,849 and $13,650, respectively. Presented below is the roll forward information about these accounts payable services:

Amount
Confirmed obligations outstanding amount as of December 31, 2022	$24,149
Invoices confirmed during the year	80,313
Confirmed invoices paid during the year	(91,775)
Currency translation	963
Confirmed obligations outstanding amount as of December 31, 2023	$13,650
Invoices confirmed during the year	80,655
Confirmed invoices paid during the year	(77,653)
Currency translation	(1,803)
Confirmed obligations outstanding amount as of December 31, 2024	$14,849

Share-based compensation
The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either other comprehensive (loss) income or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. For those instruments that qualifies for hedge accounting, the Company documents its risk management objective and strategy for undertaking hedging transactions, as well as all relationships between hedging instruments and hedged items. See Note 13 for details of the outstanding derivative instruments.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average of lease’s terms is about 17 years and, in many cases, include renewal options provided by the agreement or government’s regulations, that are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, their associated payments are included in the measurement of the right-of-use asset and lease liability. Although certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalations amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Furthermore, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

Lease right of use assets represent the Company’s right to use an underlying asset for the lease term, and operating lease liabilities represents the Company’s obligation to make lease payments arising from the lease. Lease right of use assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

The right-of-use assets and lease liabilities are recognized using the present value of the remaining future minimum lease payments discounted by the Company’s incremental borrowing rate. The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance. The Company has certain leases subject to index adjustments. The inflation index rate is only used to calculate the lease liability when a lease modification occurs.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving their employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs.

The Company assesses the likelihood of any adverse judgments or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position. See Note 16 and 18 for details.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation losses and gains, unrealized results on cash flow hedges, securities available for sale, as well as unrecognized post-employment benefits as components of comprehensive income.

Equity method investments

The Company utilizes the equity method to account for investments in companies when it provides the ability to exercise significant influence over operating and financial policies of the investee. Consolidated net income includes the Company’s proportionate share of the net income or loss of these companies. Company’s judgment regarding the level of influence over each equity method investee includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions, other commercial arrangements and material intercompany transactions.

As of December 31, 2024, 2023 and 2022, the Company recorded a gain of $54, $1,492 and $1,131, respectively, included within “Other operating income, net” related to the equity method of its investments in companies.

Recent accounting pronouncements

Segment Reporting

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The pronouncement expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. This standard was adopted by the Company.
Income Taxes

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We are currently in the process of determining the impact that ASU 2023-09 will have on the Company’s consolidated financial statement disclosures.

Income Statement Expenses - Disaggregation

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses". The pronouncement expands the disclosure requirements for expenses, specifically by providing more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are currently in the process of determining the impact that ASU 2024-03 will have on the Company's consolidated financial statement disclosures.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for a final purchase price of $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:
i.The right to own and operate, directly or indirectly, franchised restaurants in each territory;
ii.The right and license to grant sub franchises in each territory;
iii.The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;
iv.The right to advertise to the public that it is a franchisee of McDonald’s;
v.The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. Payment of monthly royalties is due on the seventh business day of the next calendar month. The amount to be paid during the first 10 years of the MFAs was equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increased to 6% for the subsequent 5-year period and increased to 7% for the last 5-year period of the agreement. On January 1, 2025, became effective a new, 20-year MFAs, which replaced the previous MFAs, which includes a royalty fee of gross sales of 6.0% for the first ten years, 6.25% for the subsequent five years and 6.5% for the final five years.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s system (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Effective from January 1, 2025, the Company entered into two new MFAs with McDonald´s Corporation that replace the prior agreements. The term of the new MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe and Martinique (which are subject to 10 year terms with an option to extend such terms for an additional term of 10 years).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Other acquisitions

During fiscal years 2024, 2023 and 2022, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2024	2023	2022
Property and equipment	$925	$2,063	$3,254
Identifiable intangible assets	2,902	2,760	1,349
Goodwill	3,992	4,380	1,843
Liabilities assumed	—	(154)	—
Gain on purchase of franchised restaurants	—	—	(830)
Purchase price	7,819	9,049	5,616
Seller financing	(302)	(3,430)	(320)
Exchange of assets	—	(3,538)	—
Settlement of franchise receivables	(1,434)	—	(496)
Net cash paid at acquisition date	$6,083	$2,081	$4,800

5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2024	2023
Receivables from franchisees	$46,320	$42,630
Debit and credit card receivables	28,492	61,178
Delivery sales receivables	36,983	35,376
Meal voucher receivables	7,081	9,877
Notes receivable	859	249
Allowance for doubtful accounts	(294)	(1,330)
	$119,441	$147,980

6.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2024	2023
Prepaid taxes	$60,371	$54,802
Prepaid expenses	37,979	41,020
Promotion items and related advances	16,774	21,963
Others	710	1,197
	$115,834	$118,982

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.    Miscellaneous

Miscellaneous consist of the following at year end:

	2024	2023
Judicial deposits	$19,770	$63,730
Tax credits	51,080	19,509
Notes receivable	5,145	4,505
Rent deposits	4,167	4,033
Prepaid property and equipment	516	1,011
Others	12,903	11,437
	$93,581	$104,225

8.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2024	2023
Land	$123,129	$136,195
Buildings and leasehold improvements	997,305	977,590
Equipment	1,123,928	1,115,223
Total cost	2,244,362	2,229,008
Total accumulated depreciation	(1,117,320)	(1,109,123)
	$1,127,042	$1,119,885

 Total depreciation expense for fiscal years 2024, 2023 and 2022 amounted to $153,535, $130,585 and $107,280, respectively.

9.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2024	2023
Net intangible assets (i)
Computer software cost	$130,858	$129,581
Initial franchise fees	16,101	17,671
Reacquired franchised rights	20,911	21,270
Others	—	940
Total cost	167,870	169,462
Total accumulated amortization	(114,567)	(111,333)
Subtotal	53,303	58,129

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Goodwill (ii)	2024	2023
Brazil	7,166	4,876
Chile	3,273	3,755
Mexico	1,562	1,916
Argentina	1,276	1,276
Colombia	64	74
Subtotal	13,341	11,897
	$66,644	$70,026

(i)Total amortization expense for fiscal years 2024, 2023 and 2022 amounted to $23,819, $18,683 and $12,497, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $23,028 for 2025, $16,653 for 2026; $11,736 for 2027; $822 for 2028; $405 for 2029; and thereafter $659.
(ii)Related to the acquisition of franchised restaurants and non-controlling interests.

10.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2024	2023
Current:
Accrued payroll	$89,324	$106,177
Other liabilities	6,982	7,125
Deferred Income Loyalty Program	6,821	1,582
Phantom RSU award liability	5,239	19,165
Accrued expenses	4,893	8,438
	$113,259	$142,487
Non-current:
Phantom RSU award liability	$3,900	$7,528
Deferred revenues - Initial franchise fee	5,015	5,835
Deferred income	5,212	6,807
Security deposits	6,801	7,343
	$20,928	$27,513

11.    Short-term debt

Short-term debt consists of the following at year-end:

	2024	2023
Bank overdrafts	$686	$31
Short-term bank loans	55,065	29,502
Revolving Credit Facility	4,500	—
Total	$60,251	$29,533

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Short-term bank loans

As of December 31, 2024, the Company had drawn short-term bank loans in Chile, Uruguay, Puerto Rico and Panama, amounting to $55,065. As of December 31, 2023, short-term bank loans were comprised of two loans in Chile, amounting to $29,502.

The following table presents additional information related to short-term bank debt:

				Principal as of
Territories	Entity	Currency	Annual interest rate	December 31, 2024	December 31, 2023	Maturity
Panama	Citibank N.A.	USD	SOFR + 2.10%	$5,000	$—	February, 2025
Puerto Rico	Citibank N.A.	USD	SOFR + 2.10%	14,000	—	February, 2025
Chile	Banco de Chile	CLP	8.88%	—	9,821	December, 2024
	Banco Itaú Chile		8.28%	—	19,681
	Banco de Chile	CLP	6.84%	8,677	—	March, 2025
	Banco Itaú Chile		7.53%	17,388	—	June, 2025
Uruguay	Banco Itaú Uruguay S.A.	USD	5.74%	8,000	—	May, 2025
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		5.55%	2,000	—

Total				$55,065	$29,502

Revolving credit facilities

As of December 31, 2024, the Company maintained the followings revolving credit facilities:

Bank	Currency	Maturity	Interest rate	Amount
Itau Unibanco S.A. (i)	$	April 14, 2025	TERM SOFR + range between 2.65% to 4.85%	25,000
J.P. Morgan	$	February 17, 2026	SOFR + 3.10%	25,000
Banco Santander (Brasil) (ii)	$	October 31, 2026	TERM SOFR + range between 3.20% to 3.60%	25,000

(i) Maintained by its wholly-owned subsidiary ADBV.
(ii) Maintained by both, the Company and its wholly-owned subsidiary ADBV.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

In addition, for the J.P. Morgan and Santander agreements, the Company is required to comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable for the J.P. Morgan agreement) to EBITDA ratio. As of December 31, 2024, these ratio were as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2024
J.P. Morgan	Net Indebtedness (including interest payable) to EBITDA	3.00	1.14
Banco Santander (Brasil) S.A.	Net Indebtedness (not including interest payable) to EBITDA	3.00	1.12
	Net Indebtedness (not including interest payable) to EBITDA (i)	3.00	0.19

(i) Ratio maintained by its wholly-owned subsidiary ADBV.

As of December 31, 2024 the Company and ADBV were in compliance with all the ratios.

These revolving credit facilities permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty.

The obligations of the Company, and ADBV for the Santander agreement, under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facilities include customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws.

The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2024, the Company had drawn $4,500 in connection with the revolving credit facility with J.P. Morgan.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated
12.    Long-term debt

Long-term debt consists of the following at year-end:

	2024	2023
2029 Notes	$334,200	$334,200
2027 Notes	379,265	379,265
Finance lease obligations	9,087	8,498
Other long-term borrowings	2,791	1,700
Subtotal	725,343	723,663
Discount on 2029 Notes	(3,294)	(4,059)
Discount on 2027 Notes	(1,753)	(2,571)
Premium on 2029 Notes	308	382
Premium on 2027 Notes	783	1,141
Deferred financing costs	(2,789)	(3,715)
Total	718,598	714,841
Current portion of long-term debt	2,624	1,803
Long-term debt, excluding current portion	$715,974	$713,038

2029 and 2027 Notes

The following table presents additional information related to the 2029 and 2027 Notes (the “Notes”):

			Principal as of December 31,
	Annual interest rate	Currency	2024	2023	Maturity
2029 Notes	6.125%	USD	$334,200	$334,200	May 27, 2029
2027 Notes	5.875%	USD	379,265	379,265	April 4, 2027

The following table presents additional information for the fiscal years ended December 31, 2024, 2023 and 2022:

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2024	2023	2022	2024	2023	2022	2024	2023	2022
2029 Notes	$20,469	$20,511	$14,299	$469	$527	$342	$691	$695	$715
2027 Notes	22,282	22,218	25,538	457	466	759	460	478	785

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

On April 2017, the Company issued Senior Notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay certain loans (the “Secured Loan Agreement”) signed by the Company’s Brazilian subsidiary, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness which had been drawn during 2020 in order to maintain liquidity affected by the effects of COVID-19. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company capitalized as DFC $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which are being amortized over the life of the notes.

The following table summarizes the activity of 2027 Notes as of December 31, 2024:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	During 2021	$(17,368)	105.74%	—	$(18,364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Open market repurchases	During 2022	$(4,721)	98.01%	—	$(4,627)
Open market repurchases	During 2023	$(2,000)	95.20%	—	$(1,904)
Principal amount of 2027 Notes as of December 31, 2024:		$379,265

(i) Not including accrued and unpaid interest

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as net interest expense and other financing results within the consolidated statement of income.

On April, 2022, the Company’s subsidiary ADBV issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million which matures in 2029 (the “2029 Notes”). Interests on the notes are accrued at a rate of 6.125% per annum from April 27, 2022 and, from and including May 27, 2026, the interest rate payable on the 2029 Notes may increase to 6.250% per annum or 6.375% per annum if either or both Sustainability Performance Targets (SPT), respectively, have not been satisfied by December 31, 2025. The SPT to be satisfied are:

(i) Reductions of greenhouse gas emissions by 15% in restaurants and offices.
(ii) Reductions of greenhouse gas emissions by 10% in supply chain.

Periodic payments of principal are not required and interest is paid semi-annually commencing on November 27, 2022. The 2029 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. The proceeds from 2029 Notes were mainly used by the Company to fund the tender offers for 2023 and 2027 Notes and the redemption for 2023 Notes launched during 2022 previously mentioned. The Company capitalized as DFC $2,651 of financing costs related to the issuance of 2029 Notes, which are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the activity of 2029 Notes as of December 31, 2024:

Transaction	Date	Principal Amount	Average Price	Total payment (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Open market repurchases	During 2023	$(3,000)	93.76%	$(2,813)
Principal amount of 2029 Notes as of December 31, 2024:		$334,200

(i) Not including accrued and unpaid interest

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 and 2029 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occur, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2029 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

On January 29, 2025 as a result of the offer made by the Company on January 15, 2025 to purchase for cash any and all of its outstanding 5.875% Notes due 2027 and the subsequent issue by ADBV (the “Issuer”) on January 24, 2025 of a new Senior Note for an aggregate principal amount of $600,000 which matures in 2032 (the “2032 Notes”), the Company redeemed 35.27% of its outstanding 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest. See Note 26 for further information.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Other required disclosure

As of December 31, 2024, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2025	$2,624	$43,491	$46,115
2026	758	43,424	44,182
2027	380,083	32,224	412,307
2028	886	21,018	21,904
2029	335,144	10,672	345,816
Thereafter	5,848	760	6,608
Total payments	725,343	151,589	876,932
Interest	—	(151,589)	(151,589)
Discount on 2029 Notes	(3,294)	—	(3,294)
Discount on 2027 Notes	(1,753)	—	(1,753)
Premium on 2029 Notes	308	—	308
Premium on 2027 Notes	783	—	783
Deferred financing cost	(2,789)	—	(2,789)
Long-term debt	$718,598	$—	$718,598

13.    Derivative instruments

The Company’s derivatives that are designated for hedge accounting consist of cross-currency interest rate swaps, foreign currency forwards, call spreads, interest coupon only swaps and sustainability linked ESG Principal Only Swap. All these derivatives are classified as cash flow hedges. Further details are in “Derivatives designated as hedging instruments” section.

Additionally, the Company enters into certain derivatives that are not designated for hedge accounting. The Company has entered into foreign currency forwards, call spread and interest coupon only swap to mitigate the foreign currency fluctuations on foreign currency denominated liabilities. Further details are explained in the “Derivatives not designated as hedging instruments” section.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2024 and 2023:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2024	2023	Balance Sheets Location	2024	2023
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$2,093	$119	Accrued payroll and other liabilities	$—	$(1,536)
Call spread + Coupon-only swap	Derivative instruments	16,998	2,823	Derivative instruments	(179)	(185)
Sustainability linked ESG Principal Only Swap	Derivative instruments	25,617	18,466	Derivative instruments	(207)	(261)
Cross-currency interest rate swap	Derivative instruments	37,627	19,337	Derivative instruments	(620)	(2,398)
Subtotal		$82,335	$40,745		$(1,006)	$(4,380)
Derivatives not designated as hedging instruments
Forward contracts	Derivative instruments	48	—	Derivative instruments	(286)	—
Call Spread + Coupon-only swap	Derivative instruments	—	3,761	Derivative instruments	—	(12,578)
Call spread	Derivative instruments	—	2,099	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	—	Derivative instruments	—	(7,336)
Subtotal		$48	$5,860		$(286)	$(19,914)
Total derivative instruments		$82,383	$46,605		$(1,292)	$(24,294)

Derivatives designated as hedging instruments

Cash flow hedge

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2024, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

Moreover, the Company, through its Brazilian subsidiary, has entered into certain instruments designated as cash flow hedge to reduce the exposure to variability in expected future cash flows related to intercompany loans (principal and interest). The Company uses call spread, coupon-only swaps, cross-currency interest rate swap and a sustainability-linked ESG principal only swap. As of December 31, 2024, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 5 years.

As of December 31, 2024 and 2023, for certain call spreads, the Company’s Brazilian subsidiary paid a one time net premium of $8,894 and $2,581, respectively, to buy the options.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments classified as cash flow hedge:

	Notional amount as of December 31,
	2024	2023
Forward contracts	$48,799	$44,412
Call Spread + Coupon-only swap	89,000	24,000
Sustainability-linked ESG Principal Only	50,000	50,000
Cross-currency interest rate swap	80,000	80,000

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive (loss) income for the fiscal years ended December 31, 2024, 2023 and 2022 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative			(Gain) Loss Reclassified from Accumulated OCI into income (loss)
	2024	2023	2022	2024	2023	2022
Forward contracts (i)	$4,317	$(6,710)	$(1,225)	$(807)	$6,172	$(263)
Cross-currency interest rate swaps (ii)	24,628	(14,730)	(31,174)	(17,632)	10,913	8,727
Call Spread (ii)	2,469	30	—	(9,637)	2,385	3,275
Coupon-only swap (ii)	4,635	(263)	—	(472)	(1,752)	(964)
Sustainability linked ESG Principal Only Swap (ii)	12,142	(1,224)	—	(11,800)	2,014	—
Total	$48,191	$(22,897)	$(32,399)	$(40,348)	$19,732	$10,775

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.
(ii)The net gain (loss) recognized in income is presented as follows:

Adjustment to:	2024	2023	2022
Net interest expense and other financing results	(1,419)	(181)	(3,675)
(Loss) gain from derivative instruments (a)	—	(6)	5,907
Foreign currency exchange results	40,960	(13,373)	(13,270)
Total	$39,541	$(13,560)	$(11,038)

(a) Related to the discontinued relationships of Cross-currency interest rate swaps during July 2023 and September 2022.

Derivatives not designated as hedging instruments

The Company has entered into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately within “Gain (loss) from derivative instruments”.

For the fiscal years ended December 31, 2024 the Company made payments amounting to $6,380 and collections amounting to $331, as a result of unwound derivatives not designated as hedging instruments.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments not designed as hedging instruments:

	Notional amount as of December 31,
	2024	2023
Forward contracts	$5,000	$—
Call Spread + Coupon-only swap	—	50,000
Call Spread	—	30,000
Coupon-only swap	—	30,000

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated
14.    Leases

As of December 31, 2024, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total
2025	$143,038	$6,543	$149,581
2026	137,148	5,924	143,072
2027	132,523	4,851	137,374
2028	128,448	2,221	130,669
2029	123,296	1,289	124,585
Thereafter	1,183,069	6,619	1,189,688
Total lease payments	$1,847,522	$27,447	$1,874,969
Lease discount			(933,531)
Operating lease liability			$941,438

The following table is a summary of the Company’s components of lease cost for fiscal years 2024, 2023 and 2022:

Lease Expense	Statements of Income Location	2024	2023	2022
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(139,265)	$(131,613)	$(117,723)
Franchised restaurants	Franchised restaurants - occupancy expenses	(47,096)	(47,975)	(44,656)
General and administrative	General and administrative expenses	(8,824)	(8,472)	(6,746)
Subtotal		(195,185)	(188,060)	(169,125)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(44,676)	(46,861)	(36,322)
Franchised restaurants	Franchised restaurants - occupancy expenses	(17,117)	(15,603)	(10,810)
Subtotal		(61,793)	(62,464)	(47,132)
Total lease expense		$(256,978)	$(250,524)	$(216,257)

Other information	2024
Weighted-average remaining lease term (years)
Operating leases	9
Weighted-average discount rate
Operating leases	6.5%

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Supplemental cash flow information related to leases was as follows:

	2024	2023	2022
Cash paid for the amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$152,267	$146,816	$132,452
Financing cash flows from finance leases	1,269	1,031	816

Lease right-of-use asset obtained in exchange for lease obligations:
Operating leases	$197,477	$135,893	$91,350
Finance leases	3,075	4,022	—

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2024 and 2023 the obligation amounts to $9,087 and $8,498 respectively, included within “Long-term debt” in the Consolidated Balance Sheet.

In addition, in March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. On December 22, 2017, the Company signed an amendment, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442. The Company was required to make a cash collateral deposit of $2,500 under this agreement.

15.    Franchise arrangements

Individual franchise arrangements generally include a lease, a license and provide for payment of initial franchise fees, as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. At the end of the 20-year franchise arrangement, the Company maintains control of the underlying real estate and building and can either enter into a new franchise arrangement with the existing franchisee or a different franchisee or close the restaurant. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

As of December 31, 2024 and 2023, net property and equipment under franchise arrangements totaled $102,925 and $109,642, respectively (including land for $21,943 and $27,160, respectively).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Revenues from franchised restaurants for fiscal years 2024, 2023 and 2022 consisted of:

	2024	2023	2022
Rent (i)	$202,779	$193,518	$160,795
Initial fees (ii)	380	417	401
Royalty fees (iii)	255	268	215
Total	$203,414	$194,203	$161,411

(i)Includes rental income of own buildings and subleases. As of December 31, 2024, 2023 and 2022 the subleases rental income amounted to $166,854, $154,087 and $132,327, respectively.
(ii)Presented net of initial fees owed to McDonald’s Corporation for $833, $963 and $1,012 in 2024, 2023 and 2022, respectively.
(iii)Presented net of royalties fees owed to McDonald’s Corporation for $73,979, $71,667 and $62,360 in 2024, 2023 and 2022, respectively.

As of December 31, 2024, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2025	$5,768	$56,756	$62,524
2026	4,754	50,846	55,600
2027	4,624	45,900	50,524
2028	3,889	40,949	44,838
2029	3,725	35,308	39,033
Thereafter	30,094	179,225	209,319
Total	$52,854	$408,984	$461,838

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.    Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2024, 2023 and 2022 were as follows:

	2024	2023	2022
Puerto Rico	18.5%	18.5%	18.5%
Curaçao	22.0%	22.0%	22.0%
USVI	21.0%	21.0%	21.0%
Ecuador, Panama, Uruguay, Martinique, French Guiana and Guadeloupe	25.0%	25.0%	25.0%
Aruba	22.0%	22.0%	25.0%
Chile	27.0%	27.0%	27.0%
Peru	29.5%	29.5%	29.5%
Costa Rica, Mexico and Trinidad and Tobago	30.0%	30.0%	30.0%
Colombia and Argentina	35.0%	35.0%	35.0%
Brazil and Venezuela	34.0%	34.0%	34.0%
Netherlands	25.8%	25.8%	25.8%

Income tax expense, net for fiscal years 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Current income tax expense	$121,292	$100,012	$100,925
Deferred income tax income	(11,389)	(4,310)	(15,449)
Income tax expense, net	$109,903	$95,702	$85,476

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Income tax expense, net for fiscal years 2024, 2023 and 2022, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2024	2023	2022
Pre-tax income	$259,282	$278,117	$226,396
Weighted-average statutory income tax rate (i)	38,7%	36.1%	39.0%
Income tax expense at weighted-average statutory tax rate on pre-tax income	100,297	100,411	88,314
Permanent differences:
Change in valuation allowance (ii)	9,956	(254)	381
Expiration and changes in tax loss carryforwards	865	3,784	132
Argentina and Venezuela remeasurement and inflationary impacts (iii)	(2,646)	(16,234)	(10,009)
Non-deductible expenses	17,029	15,548	24,845
Tax benefits and Non-taxable income	(19,845)	(12,826)	(9,740)
Income taxes withholdings on intercompany transactions (iv)	10,520	9,704	6,374
Differences including exchange rate, inflation adjustment and filing differences	(7,849)	(5,586)	(14,485)
Alternative Taxes	1,120	2,109	359
Others (v)	456	(954)	(695)
Income tax expense, net	$109,903	$95,702	$85,476

(i)Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.
(ii)Comprises net changes in valuation allowances for the year, mainly related to net operating losses (“NOLs”).
(iii)Comprises changes in valuation allowance during 2024, 2023 and 2022 for $12,412, $22,825 and $57,329, respectively in Venezuela.
(iv)Comprises income tax withheld on the payment of interest on intercompany loans.
(v)Mainly comprises income tax effects over intercompany transactions which are eliminated for consolidation purposes.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2024 and 2023 are presented below:

	2024	2023
Tax loss carryforwards (i)	$145,977	$153,823
Purchase price allocation adjustment	10,042	12,288
Property and equipment, tax inflation adjustment	48,135	53,238
Other accrued payroll and other liabilities	41,116	41,787
Provision for contingencies, bad debts and obsolescence	15,899	23,126
Other deferred tax assets (ii)	29,316	31,177
Other deferred tax liabilities	(4,061)	(5,784)
Leases (iii)	27,052	29,216
Property and equipment - difference in depreciation rates	(20,375)	(23,200)
Valuation allowance (iv)	(204,898)	(218,674)
Net deferred tax asset	$88,203	$96,997

(i)As of December 31, 2024, the Company and its subsidiaries have accumulated NOLs amounting to $505,336. The Company has NOLs amounting to $184,968, expiring between 2025 and 2029, $139,982, expiring after 2029 and, $180,386 that do not expire. Changes in tax loss carryforwards for the year relate to the utilization of NOLs.
(ii)Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). As of December 31, 2024 and 2023, this item includes: provision for regular expenses for $13,940 and $13,070, respectively, in Brazil, Colombia, Mexico, Panama and Venezuela.
(iii)As of December 31, 2024 and 2023, this item includes difference in depreciation of net leases (related to differences between ASC842 and local tax regulation) in Brazil; assets of $200,047 and $240,299 and liabilities of $172,995 and $211,083, respectively.
(iv)In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The net deferred tax asset of $88,203 as of December 31, 2024, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $90,287 and $2,084, respectively.

The net deferred tax asset of $96,997 as of December 31, 2023, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $98,163 and $1,166, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $354,156 as of December 31, 2024. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2024, and 2023, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2018.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of December 31, 2024, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $165 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on their unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

In December 2021, the Organization for Economic Co-operation and Development ("OECD”) published Tax Challenges Arising from the Digitalization of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS, hereafter referred to as the "OECD Pillar Two model rules” or "the rules”. The rules are designed to ensure that large multinational enterprises within the scope of the rules pay a minimum level of tax on the income arising in a specific period in each jurisdiction where they operate. In general, the rules apply a system of top-up taxes that brings the total amount of taxes paid on an entity’s excess profit in a jurisdiction up to the minimum rate of 15%.

The Company is within the scope of these rules and the rules have been enacted or substantively enacted in jurisdictions in which the Company operates and became effective as from 1 January 2024. According to the Company’s estimate there is no tax charge to be accrued in connection with the GloBE Rules for the year ended December 31, 2024. The Company continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two model rules, to evaluate the potential future impact on its consolidated results of operations and finance position as well as cash flows.

17.    Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering 2011.

The Company made recurring grants of restricted share units in each of the fiscal years from 2011 to 2019. Each restricted share unit represents the right to receive a Class A share when vested. From 2011 to 2018, these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at each grant date. As of December 31, 2024 all employee benefit plans were fully vested.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $nil, $27 and $129 during fiscal years 2024, 2023 and 2022, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The following table summarizes the activity of restricted share units during fiscal years 2024, 2023 and 2022:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2021	186,796	8.70
Partial vesting of 2017 grant	(51,613)	9.20
Partial vesting of 2018 grant	(64,895)	8.50
Forfeitures	(8,522)	8.62
Outstanding at December 31, 2022	61,766	8.50
Partial vesting of 2018 grant	(60,623)	8.50
Forfeitures	(1,143)	8.50
Outstanding at December 31, 2023	—	—
Outstanding at December 31, 2024	—	—
Exercisable at December 31, 2024	—	—

The total fair value of restricted share units vested during 2024, 2023 and 2022 was $nil, $514 and $1,026, respectively. For the year ended December 31, 2024 the Company issued 8,088 Class A shares. Therefore, accumulated recorded compensation expense totaling $60 was reclassified from “Additional paid-in capital” to “Class A shares of common Stock” upon issuance. As of December 31, 2024, there were no outstanding Class A shares pending of issuance in connection with the 2011 Plan.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share per unit on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested.

The following table provides information about the awards granted by the Company and pending of vesting as of December 31, 2024:

Grant	Units	Vesting period
2022	795,013	May 2025
2023	733,972	May 2026
2024	28,800	April 2025
	620,529	May 2027

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense as of December 31, 2024, 2023 and 2022, amounts to $971, $15,586 and $7,448 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of December 31, 2024:

	Units	Settlement
Outstanding at December 31, 2021	2,040,488	$—
Grant 2022	907,536	—
Partial vesting of 2019 grant	(63,257)	431
Vesting of 2021 grant	(44,093)	320
Forfeitures	(128,919)	—
Outstanding at December 31, 2022	2,711,755	—
Grant 2023	769,375	—
Partial vesting of 2019 grant	(59,616)	512
Vesting of 2022 grant	(41,055)	326
Forfeitures	(180,272)	—
Outstanding at December 31, 2023	3,200,187	—
Grant 2024	651,575
Vesting of 2019 grant	(943,288)	10,480
Vesting of 2021 grant	(692,422)	7,693
Vesting of 2023 grant	(32,599)	351
Forfeitures	(5,139)
Outstanding at December 31, 2024	2,178,314	—

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table provides a summary of the plan as of December 31, 2024:

Total Non-vested (i)
Number of units outstanding	2,178,314
Current share price	7.28
Total fair value of the plan	15,858
Weighted-average accumulated percentage of service	57.63%
Accrued liability (ii)	9,139
Compensation expense not yet recognized (iii)	6,719

(i)Related to awards that will vest between April 2025 and May 2027.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 1.8 years.

The Company recognized $(599), $2,763 and $966 of related income tax benefit for the share-based compensation plans during fiscal years 2024, 2023 and 2022, respectively.

18.    Commitments and contingencies

Commitments

The MFAs in place as of December 31, 2024 require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s Corporation on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve; and pay an initial franchise fee for each new restaurant opened;
(ii)to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years. This percentage increased to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, at times, McDonald’s Corporation has supported Company’s investment plans by agreeing to provide an incentive (the “growth support”), which resulted or is expected to result in a lower royalty rate.
(iii)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company’s gross sales on Advertising and Promotion activities.
(iv)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company would not be in compliance with these commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

On January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for the next few years. To support its future growth, the Company planned to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to provide growth support which resulted in an effective royalty rate of 5.6%, 6.0% and 6.2% of sales in 2022, 2023 and 2024, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

For the year ended December 31, 2024, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the periods mentioned, were as follows:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2024	2.17	3.23
June 30, 2024	2.25	3.17
September 30, 2024	2.20	3.19
December 31, 2024	2.23	3.10

In addition, the Company, through its wholly-owned subsidiary ADBV, maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Banco Bilbao Vizcaya Argentaria, S.A.	$	45,000
J.P. Morgan	$	20,000

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2024
Itaú	Net indebtedness to EBITDA (not including interest payable)	4.5	0.19
Banco Bilbao Vizcaya Argentaria, S.A.	Net indebtedness to EBITDA (including interest payable)	4.0	0.15
J.P. Morgan	Indebtedness to EBITDA	4.5	0.41

On October 25, 2024, ADBV signed a letter of credit with Banco Bilbao Vizcaya Argentaria, S.A. of $45 million. Additionally, on October 28, 2024, ADBV terminated the letter of credit with Credit Suisse of $45 million.

As of December 31, 2024 the Company was in compliance with all the ratios.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2024 and 2023, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $30,356 and $50,619, respectively, presented as follows: $1,199 and $1,447 as a current liability and $29,157 and $49,172 as a non-current liability, respectively.

The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2024:
Tax contingencies in Brazil (i)	$40,583	$(10,994)	$(363)	$—	$(7,113)	$22,113
Labor contingencies in Brazil (ii)	12,674	14,475	(15,730)	—	(2,598)	8,821
Other (iii)	5,929	3,720	(2,979)	—	(907)	5,763
Subtotal	59,186	7,201	(19,072)	—	(10,618)	36,697
Judicial deposits (iv)	(8,567)	—	—	419	1,807	(6,341)
Provision for contingencies	$50,619	$7,201	$(19,072)	$419	$(8,811)	$30,356

Year ended December 31, 2023:
Tax contingencies in Brazil (i)	$28,505	$10,697	$(151)	$—	$1,532	$40,583
Labor contingencies in Brazil (ii)	14,095	14,231	(17,377)	556	1,169	12,674
Other (iii)	10,145	(668)	(4,494)	(3)	949	5,929
Subtotal	52,745	24,260	(22,022)	553	3,650	59,186
Judicial deposits (iv)	(7,906)	—	—	80	(741)	(8,567)
Provision for contingencies	$44,839	$24,260	$(22,022)	$633	$2,909	$50,619

Year ended December 31, 2022:
Tax contingencies in Brazil (i)	$16,642	$11,166	$(12)	$—	$709	$28,505
Labor contingencies in Brazil (ii)	13,270	12,426	(13,449)	1,094	754	14,095
Other (iii)	10,766	3,449	(2,763)	—	(1,307)	10,145
Subtotal	40,678	27,041	(16,224)	1,094	156	52,745
Judicial deposits (iv)	(6,592)	—	—	(953)	(361)	(7,906)
Provision for contingencies	$34,086	$27,041	$(16,224)	$141	$(205)	$44,839

(i)In 2024, 2023 and 2022, it includes mainly INSS (Instituto Nacional do Seguro Social) and CIDE (Contribuições de Intervenção no Domínio Econômico).
(ii)It primarily relates to dismissals in the normal course of business.
(iii)It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.
(iv)It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2024, there are certain matters related to the interpretation of tax (for income tax matters refer to note 16), customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $429 million and $468 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. As of December 31, 2024 and 2023, the provision for contingencies includes $1,179 and $1,458, respectively related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

19.    Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Assets
Cash equivalents	$61,579	$113,726	$—	$—	$—	$—	$61,579	$113,726
Short-term Investments	—	45,000	3,529	5,106	—	—	3,529	50,106
Derivatives	—	—	82,383	46,605	—	—	82,383	46,605
Total Assets	$61,579	$158,726	$85,912	$51,711	$—	$—	$147,491	$210,437
Liabilities
Derivatives	$—	$—	$1,292	$24,294	$—	$—	$1,292	$24,294
Total Liabilities	$—	$—	$1,292	$24,294	$—	$—	$1,292	$24,294

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

As of December 31, 2024, the fair value of the Company’s short and long-term debt was estimated at $766,897, compared to a carrying amount of $786,647. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of December 31, 2024, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated
20.    Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, and accounts and notes receivable. Cash and cash equivalents and short-term investments are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. However, some events of global impact such as pandemic, could affect the Company’s operations.

21.    Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographic areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas and (iii) the South Latin American division, or “SLAD,” which is comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. The accounting policies of the segments are the same as those described in Note 3.

The Company's chief operating decision maker is the Chief Executive Officer ("CEO”) and adjusted EBITDA is the measure of segment's profit or loss used to evaluate segment performance and resource allocation.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following tables present information about profit, or loss, significant expenses, other segment items and assets for each reportable segment:

	For the fiscal years ended December 31,
	2024	2023	2022
Revenues:
Brazil	$1,768,311	$1,701,547	$1,429,105
NOLAD	1,225,751	1,132,912	920,189
SLAD	1,476,100	1,497,419	1,269,608
Total revenues	$4,470,162	$4,331,878	$3,618,902

Significant expenses (a)
Company-operated restaurant expenses
Brazil	$(1,338,301)	$(1,301,637)	$(1,096,919)
NOLAD	(1,048,552)	(962,214)	(777,989)
SLAD	(1,277,019)	(1,270,959)	(1,087,953)
Total Company-operated restaurant expenses	$(3,663,872)	$(3,534,810)	$(2,962,861)

Franchised restaurants-occupancy expenses
Brazil	$(54,089)	$(54,031)	$(42,995)
NOLAD	$(11,020)	(10,465)	(9,053)
SLAD	$(9,754)	(9,243)	(7,240)
Total Franchised restaurants-occupancy expenses	$(74,863)	$(73,739)	$(59,288)

General and administrative expenses
Brazil	$(54,007)	$(58,608)	$(53,810)
NOLAD	(50,197)	(48,188)	(37,645)
SLAD	(54,169)	(51,973)	(44,854)
Corporate	(89,990)	(104,118)	(88,305)
Total General and administrative expenses	$(248,363)	$(262,887)	$(224,614)

Other segment items
Brazil	$18,088	$12,906	$6,965
NOLAD	$274	3,319	(212)
SLAD	$(1,466)	(4,864)	$4,692
Corporate	$140	501	$2,980
Total Other segment items (a) (b)	$17,036	$11,862	$14,425

Adjusted EBITDA:
Brazil	$340,002	$300,177	$242,346
NOLAD	116,256	115,364	95,290
SLAD	133,692	160,380	134,253
Total reportable segments	589,950	575,921	471,889
Corporate and others (i)	(89,850)	(103,617)	(85,325)
Total adjusted EBITDA	$500,100	$472,304	$386,564

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

(a) Depreciation & amortization are not included within the significant expenses, such as Company-operated restaurant expenses, Franchised restaurants-occupancy expenses, Selling, general & administrative expenses and Other segment items.

(b) Other segment items includes gains related to sales and exchange of restaurant businesses, rental income of excess properties, accrual for contingencies, recovery of taxes, results from equity method investments, write-offs of inventory and other miscellaneous items.

	For the fiscal years ended December 31,
	2024	2023	2022
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$500,100	$472,304	$386,564

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(177,354)	(149,268)	(119,777)
Gains from sale and insurance recovery of property and equipment	5,486	2,030	1,949
Write-offs of long-lived assets	(2,650)	(8,401)	(3,143)
Impairment of long-lived assets	(1,067)	(2,626)	(1,171)
Operating income	324,515	314,039	264,422
(Less) Plus:
Net interest expense and other financing results	(47,238)	(32,275)	(43,750)
Gain (loss) from derivative instruments	941	(13,183)	(10,490)
Foreign currency exchange results	(15,063)	10,774	16,501
Other non-operating expenses, net	(3,873)	(1,238)	(287)
Income tax expense, net	(109,903)	(95,702)	(85,476)
Net income attributable to non-controlling interests	(620)	(1,141)	(577)
Net income attributable to Arcos Dorados Holdings Inc.	$148,759	$181,274	$140,343

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the fiscal years ended December 31,
	2024	2023	2022
Depreciation and amortization:
Brazil	$70,868	$68,249	$55,003
NOLAD	50,481	41,195	32,377
SLAD	46,432	32,302	25,932
Total reportable segments	167,781	141,746	113,312
Corporate and others (i)	9,966	8,178	7,134
Purchase price allocation (ii)	(393)	(656)	(669)
Total depreciation and amortization	$177,354	$149,268	$119,777

Property and equipment expenditures:
Brazil	$108,140	$121,913	$68,661
NOLAD	99,140	113,823	69,966
SLAD	120,301	122,616	78,162
Others	55	1,745	326
Total property and equipment expenditures	$327,636	$360,097	$217,115

	As of December 31,
	2024	2023
Total assets:
Brazil	$1,164,179	$1,304,759
NOLAD	959,403	900,429
SLAD	822,342	748,073
Total reportable segments	2,945,924	2,953,261
Corporate and others (i)	40,366	171,255
Purchase price allocation (ii)	(93,636)	(105,278)
Total assets	$2,892,654	$3,019,238

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2024, corporate assets primarily include cash and cash equivalents, short-term investments and lease right of use. As of December 31, 2023, corporate assets primarily include cash and cash equivalents and short-term investments.
(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill, considering the corresponding depreciation and amortization. As of December 31, 2024 and 2023, primarily related with the reduction of goodwill.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations. The following table presents information about revenues by geographic area for fiscal years ended December 31, 2024, 2023 and 2022:

	For the fiscal years ended December 31,
	2024	2023	2022
Revenues:
Brazil	$1,768,311	$1,701,547	$1,429,105
Argentina	600,298	683,231	604,347
México	447,388	394,528	278,414
Other countries	1,654,165	1,552,572	1,307,036
Total revenues	$4,470,162	$4,331,878	$3,618,902

Long-lived assets consisting of property and equipment totaled $1,127,042 and $1,119,885 as of December 31, 2024 and 2023, respectively. All of the Company’s long-lived assets are related to foreign operations. The following table presents information about long-lived assets by geographic area as of December 31, 2024, and 2023:

	As of December 31,
	2024	2023
Long-lived assets
Brazil	$370,419	$431,360
Mexico	168,588	177,428
Argentina	117,206	95,374
Other countries	470,829	415,723
Total long-lived assets	$1,127,042	$1,119,885

22.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

As of December 31, 2021, the Company had 210,478,322 shares issued and outstanding with no par value, consisting of 130,478,322 class A shares and 80,000,000 class B shares.

During fiscal years 2024, 2023 and 2022, the Company issued 8,088, 60,424 and 116,223 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan, which is fully vested as of December 31, 2024.

On May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time, along one year, up to $60,000 of issued and outstanding Class A shares of no par value of the Company.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of December 31, 2024, 2023 and 2022, the Company had 2,309,062 shares in treasury, amounting to $19,367.

As of December 31, 2024, 2023 and 2022 the Company had 210,663,057; 210,654,969 and 210,594,545 outstanding shares, consisting of 130,663,057; 130,654,969 and 130,594,545 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

On March 12, 2024, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share in March 28, June 28, September 27 and December 27, 2024, respectively. As of December 31, 2024, the Company paid $50,557 of cash dividends

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2024 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2021	$(625,608)	$17,840	$—	$(607,768)
Other comprehensive income (loss) before reclassifications	16,518	(26,255)	(3,624)	(13,361)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	7,669	—	7,669
Net current-period other comprehensive income (loss)	16,518	(18,586)	(3,624)	(5,692)
Balances at December 31, 2022	(609,090)	(746)	(3,624)	(613,460)
Other comprehensive income (loss) before reclassifications	53,309	(17,393)	(1,780)	34,136
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	15,124	1,119	16,243
Net current-period other comprehensive income (loss)	53,309	(2,269)	(661)	50,379
Balances at December 31, 2023	(555,781)	(3,015)	(4,285)	(563,081)
Other comprehensive (loss) income before reclassifications	(111,871)	33,150	(552)	(79,273)
Net (income) loss reclassified from accumulated other comprehensive income to consolidated statement of loss	—	(26,904)	774	(26,130)
Net current-period other comprehensive (loss) income	(111,871)	6,246	222	(105,403)
Balances at December 31, 2024	(667,652)	3,231	(4,063)	(668,484)

(i)Related to unrealized results on available for sale securities. As of December 31, 2024, the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $3,529, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost at acquisition amounted to $7,744.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

23.    Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2024	2023	2022
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$148,759	$181,274	$140,343
Weighted-average number of common shares outstanding - Basic	210,660,590	210,632,812	210,552,173
Incremental shares from vesting of restricted share units	—	—	74,925
Weighted-average number of common shares outstanding - Diluted	210,660,590	210,632,812	210,627,098

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.71	$0.86	$0.67
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.71	$0.86	$0.67

24.    Related party transactions

    The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guiana, Guadeloupe, Martinique, Aruba, Curaçao, the USVI and Trinidad and Tobago (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Other receivables	5,995	5,979
Miscellaneous	4,031	4,190
Accounts payable	(27,261)	(26,092)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2024, 2023 and 2022:

	Fiscal years ended December 31,
	2024	2023	2022
Food and paper (i)	$(338,543)	$(319,232)	$(256,704)
Occupancy and other operating expenses	(10,893)	(9,590)	(7,193)

(i)Include $67,296 of distribution fees and $271,247 of supplier purchases managed through the Axionlog Business for the fiscal year ended December 31, 2024; $65,342 and $253,890, respectively, for the fiscal year ended December 31, 2023; and $53,191 and $203,513, respectively, for the fiscal year ended December 31, 2022.

The following table summarizes the outstanding balances between the Company and its equity method investments as of December 31, 2024 and 2023:

	2024		2023
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,091	$978	$2,779	$710
Accounts payable	(5,936)	—	(5,965)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X regarding valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Remeasurement/Translation	Balance at end of period
Year ended December 31, 2024:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$1,440	$766	$(1,636)	$(179)	$391
Valuation allowance on deferred tax assets	218,674	32,999	(10,631)	(36,144)	204,898
Reported as liabilities:
Provision for contingencies	50,619	7,620	(19,072)	(8,811)	30,356
Total	$270,733	$41,385	$(31,339)	$(45,134)	$235,645
Year ended December 31, 2023:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$849	$838	$(309)	$62	$1,440
Valuation allowance on deferred tax assets	201,414	34,029	(11,458)	(5,311)	218,674
Reported as liabilities:
Provision for contingencies	44,839	24,893	(22,022)	2,909	50,619
Total	$247,102	$59,760	$(33,789)	$(2,340)	$270,733
Year ended December 31, 2022:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$874	$732	$(715)	$(42)	$849
Valuation allowance on deferred tax assets	186,239	63,163	(5,453)	(42,535)	201,414
Reported as liabilities:
Provision for contingencies	34,086	27,182	(16,224)	(205)	44,839
Total	$221,199	$91,077	$(22,392)	$(42,782)	$247,102

(i)Additions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Additions in provision for contingencies are explained as follows:

Fiscal years 2024, 2023 and 2022 – Relate to the accrual of $7,201, $24,260 and $27,041, respectively, and a reclassification of $419, $633, and $141 during fiscal years 2024, 2023 and 2022, respectively. See Note 18 for details.

(ii)Deductions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $19,072; $22,022 and $16,224 during fiscal years 2024, 2023 and 2022, respectively as discussed in Note 18.

(iii)Presented in the consolidated balance sheet as follows: $294, $1,330 and $460 as of December 31, 2024, 2023 and 2022, respectively, within Accounts and notes receivable, net and $97 and $110 and $389 as of December 31, 2024, 2023 and 2022, respectively, within Other receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.    Subsequent events

Long-term debt

On January 15, 2025, the Company announced the commencement of an offer to purchase for cash any and all of its outstanding 2027 Notes.

The table below summarizes certain payment terms for the Notes:

Senior Note	Outstanding principal amount (i)	Tender Offer Consideration (ii)	Tender Offer Expiration Date
2027 Notes	$385,986	$1,000	January 23, 2025

(i) $6,721 of repurchases held by Arcos Dorados BV included.
(ii) Expressed as whole number.

Furthermore, on January 29, 2025, the Company’s subsidiary ADBV (the “Issuer”) issued Senior Notes for an aggregate principal amount of $600 million which matures in 2032 (the "2032 Notes"). Interest on the notes will accrue at a rate of 6.375% per annum.

As a result, the proceeds from 2032 Notes were used to fund the cash tender offer redeemed on January 29, 2025 consisting of 35.27% of its outstanding principal of 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest and will be used to redeem all of its outstanding 2027 Notes and for general corporate purposes. Periodic payments of principal are not required and interest is paid semi-annually commencing on July 29, 2025. The 2032 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries.

Moreover, on February 28, 2025 the Company announced its intent to redeem all of its outstanding 5.875% Notes due 2027 at a redemption price equal to 100% plus accrued and unpaid interest on April 4, 2025.

Short-term debt

During February 2025, the Company repaid $23,500 of its short-term debt, including $4,500 of its revolving credit facility debt with J.P. Morgan.

Dividend distribution

Additionally, on March 11, 2025, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share in March 27, June 27, September 26 and December 26, 2025, respectively.